FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Disposal of Airwave O2 Ltd	3

Pursuant to the Significant Event registered in December 15th, 2006, and as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), TELEFÓNICA, S.A. hereby reports the following

SIGNIFICANT EVENT

TELEFÓNICA O2 EUROPE PLC, a 100% subsidiary of TELEFÓNICA, S.A., and O2 HOLDINGS LTD, a wholly owned company by TELEFÓNICA O2 EUROPE PLC, have today signed a final binding agreement with GUARDIAN DIGITAL COMMUNICATIONS LIMITED, a company wholly owned by funds managed by the MACQUARIE GROUP, for the disposal of 100% of AIRWAVE O2 LTD (a subsidiary of O2 HOLDINGS LTD), a leading provider of communications services and solutions to public safety users in the UK.

The parties have agreed to complete the transaction on 20th April 2007. The total value of AIRWAVE O2 LTD (firm value) is 2,982 million Euros(*) (2,015 million British Pounds), generating total net proceeds for O2 HOLDINGS LTD at completion of 2,860 million Euros(*) (1,932 million British Pounds) after deducting AIRWAVE O2 LTD's net debt and other liabilities.

Madrid, 18th April, 2007.

(*) Exchange rate € /GBP: 1.48

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	April 18th, 2007	By:	/s/ Ramiro Sánchez de Lerín García- Ovies
			Name:	Ramiro Sánchez de Lerín García- Ovies
			Title:	General Secretary and Secretary to the Board of Directors